Filed Pursuant to Rule 433

Dated October 7, 2009
Registration Statement No. 333-151976

$100 MILLION 8.00% SENIOR NOTES DUE  2024

Issuer:	Protective Life Corporation (“Protective”)
Ratings*:	Baa2 (neg) (Moody’s) / A- (stable) (S&P) / BBB (neg) (Fitch)
Security Type:	Senior Unsecured Fixed Rate Notes
Offering Format:	SEC Registered
Par Amount:	$20
Size:	$100,000,000
Trade Date:	October 7, 2009
Settlement Date:	October 9, 2009 (T+2)
Maturity Date:	October 15, 2024
Coupon:	8.00%
Optional Redemption:

Protective may redeem the notes, in whole or in part, on or after October 15, 2014, at its option, at any time and from time to time, prior to maturity at a price equal to 100% of their principal amount, plus accrued and unpaid interest to the date of redemption

Interest Payment Dates:	January 15, April 15, July 15 and October 15, beginning January 15, 2010
Expected Listing:	New York Stock Exchange
Proposed Symbol:	“PLP”
Price to Public:	100.00%
Purchase Price:	97.25%
Net Proceeds Before Expenses:	$97,250,000
CUSIP / ISIN:	743674 509 / US7436745092
Joint Book-Running Managers:	Banc of America Securities LLC Wells Fargo Securities, LLC

Co-Manager:	Barclays Capital Inc.

Underwriters:	Charles Schwab & Co., Inc. Fidelity Capital Markets, a division of National Financial Services LLC J.J.B. Hilliard, W.L. Lyons, Inc. Morgan Keegan & Company, Inc. Oppenheimer & Co. Inc.

ProEquities, Inc. Raymond James & Associates, Inc. Sterne, Agee & Leach, Inc. Stifel, Nicolaus & Company, Incorporated Wedbush Morgan Securities Inc.

*Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Banc of America Securities LLC, toll-free at (800) 294-1322, or Wells Fargo Securities, LLC, toll-free at (800) 326-5897.

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